FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  August, 2004

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: August 18, 2004	/s/ Douglas Perkins Name: Douglas Perkins Title: Chief Financial Officer

For Immediate Release
August 17, 2004

Orezone Announces Large Increase in Essakan Budget
Drilling Commences on $5.2 Million Work Program

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce that a work program with a budget of US $5.2 million has been outlined for the Company’s Essakan Project in Burkina Faso, West Africa. A total of US $2.3 million will be spent in the next five months and will include 31,000 m of RC and 2,400 m of core drilling. The principal objectives of the program are to expand resources in the Essakan Main Zone (“EMZ”) and at the nearby Falagountou discovery, and to increase the percentage of resources in the measured and indicated categories. A portion of the budget will also be used to delineate resources at three nearby discoveries, and to maintain ongoing exploration of other prospective targets within the 1,400 km² permit area. Subject to a continuation of positive exploration results from the first phase of this program, the balance of the budget will be spent in the first half of 2005. Drilling started August 12, 2004 on the EMZ with one RC rig. A core rig will be mobilized in the next few weeks.

Increasing EMZ Resources
Orezone announced August 3rd, 2004 that Indicated Resources in the EMZ now total 30.5 Mt grading 1.95 g/t (1.9 Moz) and Inferred Resources total an additional 4.4 Mt grading 2.00 g/t (0.3 Moz). The new budget is designed to aggressively expand these resources by drilling high grade shoots that have been identified through deeper drilling, geophysical surveys and geological modelling. Recent results from this area include 23.1 g/t over 36m in a hole that bottomed in mineralization and 11.7 g/t over 18m, 3.6 g/t over 18m and 3.9 g/t over 10m which were all from one hole that also stopped in mineralization.

Definition Drilling at Falagountou
Approximately 14,400 m of definition drilling is planned for the Falagountou discovery, which is located 6 km east of the EMZ. A significant zone of mineralization has already been outlined and intersections have included 6.8 g/t over 22m, 4.5 g/t over 28m and 20.4 g/t over 11m. The Gossey, Sokadie and Korezeina prospects will also receive additional drilling to evaluate their potential as large sources of lower-grade heap leach material. Regional exploration of other targets within the entire project area will continue. Jeffrey Ackert, VP Exploration, is the Qualified Person for Orezone.

Ron Little, President and CEO of Orezone stated that: “We are very pleased with our exploration success and the rapid growth of this project. The new budget represents almost twice the amount that Gold Fields has spent to date and will earn them an interest in the project.” He added that: “Our objective is now to aggressively expand resources and move rapidly into the feasibility stage.”

Gold Fields Limited can earn a 50 per cent interest in the Essakan Property by spending US $8 million over five years, and can increase its interest to 60 per cent by completing a bankable feasibility study. Gold Fields has spent approximately US $2.8 million to date. Orezone is currently the operator.

Orezone Resources Inc. (OZN:TSX, AMEX) is an emerging Canadian gold producer with three advanced exploration projects in Burkina Faso, West Africa that are moving rapidly toward the pre-feasibility stage. Burkina Faso is a politically stable country that is located in one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Greg Bowes Vice President, Corporate Development gbowes@orezone.com

Phone (613) 241-3699	Toll Free (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

OREZONE RESOURCES INC.
290 Picton St., Suite 201, Ottawa Ontario Canada K1Z 8P8
tel 613 241 3699  fax 613 241 6005
info@orezone.com      www.orezone.com